Exhibit 99.1

For more information, contact: Pier Scott, (314) 577-9665 pier.scott@anheuser-busch.com

ANHEUSER-BUSCH INVESTING MORE THAN $1 BILLION

IN ITS U.S. OPERATIONS THROUGH 2014

Capital Spending Supports State-of-the-Art Facilities, Quality and Environmental Advances;

Drives Growth and Innovation for its Brands; and Continues Anheuser-Busch’s Commitment to U.S. Communities

ST. LOUIS (Oct. 4, 2011) – Anheuser-Busch today announced plans to invest more than $1 billion in its breweries and other facilities nationwide that will support the growth of its brands and reinforce its commitment to local U.S. communities where it operates. These capital expenditures include resources spent or committed in 2011 toward projects to further modernize brewing processes, upgrade systems to reduce greenhouse gas emissions, and install equipment for new products and innovations, among other items, with additional allocations being made for projects through 2014.

“Our beer brands are the favorites of millions of U.S. adults, and supporting their growth requires an ongoing commitment to quality, innovation and technologically advanced operations,” said Luiz Edmond, president of Anheuser-Busch InBev North America. “Our employees, local leaders and communities where we operate are a part of our success, and we are pleased to make business investments that are good for all of our stakeholders.”

Future investments will continue Anheuser-Busch’s long-standing commitment to continuous process improvements in its operations. Projects launched since 2010 include:

•	$60 million invested in the company’s historic St. Louis brewery for various improvements, including a utilities overhaul to conserve fuel, electricity and water.

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$34 million for upgrades at the Houston brewery, including a project that allows expanded production by an additional 500,000 barrels per year. The capital investments also help the facility, which runs on 70 percent renewable energy, further reduce its environmental footprint.

•	$34 million to introduce packaging and brand innovation in Cartersville, Ga. Other brewery upgrades improve efficiencies and environmental impact, reducing greenhouse gas emissions.

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$30 million in capital investments at the Los Angeles brewery for various projects, including environmental modifications to reduce the amount of fiberboard required for packaging and updated energy efficient lighting.

•	$27 million for upgrades in the Baldwinsville, N.Y., facility to increase brewing capacity, add new packaging lines and upgrade wastewater treatment process.

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Anheuser-Busch to Invest More Than $1 Billion in U.S. Operations

“We are known for our quality brewing, and these investments allow Anheuser-Busch to continue our legacy of brewing and packaging the highest-quality beer at facilities where we make environmental sustainability a priority,” said Pete Kraemer, vice president, Supply for Anheuser-Busch. “Brewery upgrades are only one way we contribute to the communities where we live and work, and our local teams deserve the credit for their initiatives to conserve water and energy, increase recycling and make a difference through volunteerism programs.”

In addition to its breweries, Anheuser-Busch is investing in its agricultural operations and other facilities. For example, earlier this year the company announced a $40 million investment in its Longhorn Glass facility in Houston. The project involved a re-bricking of the very heart of the plant – its furnace – and expanded production capacity with the introduction of one of the fastest glass-forming machines in the world.

Future spending plans are based on no new or increased taxes or unforeseen events that would negatively impact Anheuser-Busch’s business. The expenditures are consistent with Anheuser-Busch InBev’s 2011 net capital expenditures guidance.

Based in St. Louis, Anheuser-Busch is the leading American brewer, holding a 48.3 percent share of U.S. beer sales to retailers in 2010. The company brews popular brands, such as Budweiser and Bud Light. Anheuser-Busch also owns a 50 percent share in Grupo Modelo, Mexico’s leading brewer. Anheuser-Busch is a major manufacturer of aluminum cans and has been a leading aluminum recycler for more than 30 years. The company is a wholly-owned subsidiary of Anheuser-Busch InBev, the leading global brewer, and continues to operate under the Anheuser-Busch name and logo. For more information, visit www.anheuser-busch.com.

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Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors, some of which may be outside of management’s control. In some cases, words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “target,” “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 13 April 2011. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.